10-yr. Treasury        ACMC Bond Portfolio      Spread
   2001              5.02%                     9.40%               4.38%
   2002              4.61%                     8.89%               4.28%
   2003              4.01%                     7.93%               3.92%
   2004              4.27%                     7.53%               3.26%
   2005              4.07%                     7.62%               3.55%
                                                                   -----
                                                                   3.88% avg
                                                                         spread


[GRAPHIC OMITTED]